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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

OPSWARE INC.
(Name of Subject Company)

OPSWARE INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

68383A 10 1
(CUSIP Number of Class of Securities)

Benjamin A. Horowitz
Chief Executive Officer
599 N. Mathilda Avenue
Sunnyvale, CA 94085
(408) 744-7300
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Gordon K. Davidson, Esq.
Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, CA 94041
(650) 988-8500

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 4 to the Schedule 14D-9 (this "Amendment"), filed with the Securities and Exchange Commission (the "SEC") on September 17, 2007, amends and supplements the Schedule 14D-9 filed with the SEC on August 3, 2007 and as amended on August 21, 2007, August 31, 2007 and September 13, 2007 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the "Schedule 14D-9") by Opsware Inc., a Delaware corporation ("Opsware" or the "Company"). The Schedule 14D-9 relates to a tender offer by Orca Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Hewlett-Packard Company, a Delaware corporation ("HP"), disclosed in a Tender Offer Statement on Schedule TO, dated August 3, 2007 (as amended or supplemented from time to time, the "Schedule TO"), to purchase all of the outstanding shares of the common stock, par value $0.001 per share, of the Company, at a purchase price of $14.25 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 2007 (as amended or supplemented from time to time) and in the related Letter of Transmittal (as amended or supplemented from time to time).

        The information in the Schedule 14D-9 is incorporated in this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.    Additional Information.

        Item 8 of the Schedule 14D-9 is hereby amended and supplemented with the addition of the following subsection at the end of Item 8:

        "(h)    Expiration of Offer.

        The Offer expired at 5:00 p.m., New York City time, on Friday, September 14, 2007. Computershare Trust Company of New York, the depositary for the Offer, advised HP and Purchaser that, as of such time, an aggregate of approximately 104.2 million shares of Common Stock (including shares of Common Stock that were tendered pursuant to the guaranteed delivery procedures set forth in the Offer) were validly tendered into, and not withdrawn from, the Offer, representing approximately 96% of the outstanding shares of Common Stock. Purchaser has accepted for payment all tendered shares of Common Stock that were validly tendered and not withdrawn, and payment will be made promptly for such shares, in accordance with the terms of the Offer.

        On September, 17, 2007, HP issued a press release announcing the results of the Offer as of the expiration of the Offer period. HP also announced that the Merger is expected to occur within the next several days. In the Merger, each outstanding share of Common Stock not tendered and accepted for payment in the Offer (other than shares of Common Stock held by the Company, HP, Purchaser or stockholders who properly perfect appraisal rights under Delaware law) will be converted into the right to receive the Offer Price, without interest and less any required withholding taxes. A copy of the press release is filed as Exhibit (a)(5)(iii) hereto and is incorporated by reference."

Item 9.    Exhibits.

        Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

        "(a)(5)(iii)    Press Release issued by HP on September 17, 2007 (incorporated by reference to Exhibit (a)(5)(vi) to the Schedule TO-T/A filed by HP and Purchaser on September 17, 2007)."

1

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2007	OPSWARE INC.
	By:	/s/ David F. Conte
	Name:	David F. Conte
	Title:	Chief Financial Officer

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